LEVCOR INTERNATIONAL, INC.
                           --------------------------
                 ONE PALMER TERRACE, CARLSTADT, NEW JERSEY 07072
                      TEL: 201-935-6220 o FAX: 201-507-9060


                                                CONFIDENTIAL TREATMENT REQUESTED
                                                   BY LEVCOR INTERNATIONAL, INC.
                                                                     LEVC - 0001

CONFIDENTIAL INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [*].

August 30, 2005

VIA EDGAR AND HAND DELIVERY

Mr. George F. Ohsiek, Jr.
Branch Chief
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Levcor International, Inc. (the "Company")
         ------------------------------------------

Dear Mr. Ohsiek:

The following sets forth the Company's responses to the Staff's letter of August 10, 2005. Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company is requesting confidential treatment for selected portions of this letter, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission's Rules on Information and Requests, 17 C.F.R. 200.83. For the Staff's reference, we have enclosed a copy of the Company's letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For ease of crossreferencing we have repeated your numbered comments in bold type and put our replies immediately thereafter.

Form 10-K for Fiscal Year Ended December 31, 2004
-------------------------------------------------

Item 6. Management's Discussion and Analysis or Plan of Operation
-----------------------------------------------------------------

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Securities and Exchange Commission                       CONFIDENTIAL TREATMENT
Re: Levcor International, Inc.                           REQUESTED (LEVC - 0001)
August 30, 2005
Page 2


Results of Operations, page 15
------------------------------

1. With a view towards enhancing your MD&A in future filings, please refer to SEC Release 33-8350 and revise the discussion of your results of operations to provide a more thoughtful, qualitative review of your results of operations. In particular, we believe it would be helpful if you discussed the impact of volume versus pricing changes on your sales and gross profits. We also believe it would be helpful if you provided explanations for the underlying causes of the changes in your results of operations. For example, while we understand that craft segment sales increased due to higher orders, you should also explain why you believe you achieved the higher order levels and whether you expect such increased volumes to be indicative of future performance.

         The Company will provide enhanced disclosure in future filings, including discussion of the impact of volume/pricing changes on sales and gross profits, and explanation of the underlying causes of the changes in results of operations.

2. Reference is made to your disclosure on page 16 that "[t]he Company anticipates that it will incur a higher level of sales returns in 2005, primarily in connection with sales arrangements made with a large Craft division customer. We also note your disclosure that as a result, "earnings in 2005 are anticipated to be materially lower as compared to 2004." With a view towards enhancing your future disclosures, please advise us in detail as to why you believe you will incur such a high level of sales returns in 2005. Also tell us if your expectation in this regard had any impact on your recognition of sales and estimated sales returns in 2004 and why or why not. Tell us when you entered into the sales arrangement with this particular customer, the terms of the sales arrangement, the timing of revenue recognition under this arrangement, and how this timing complies with the guidance in SAB Topic 13. Finally, please tell us why you had lower reserves for sales returns and allowances in 2004 as compared to 2003, in light of your expectation of significant increased returns in 2005. We may have further comment.

         [*]

Liquidity and Capital Resources, page 17
----------------------------------------

3. In future filings please disclose the remaining borrowing capacity as of the end of the period under both your factoring arrangement and credit facility with CIT.

         The Company will provide this disclosure in future filings.

4. Please note that your discussion should not be a narrative recitation of information readily available from the statement of cash flows. Please revise your disclosure in future filings to enhance the reader's understanding of your cash flow and working capital by expanding your

Securities and Exchange Commission                       CONFIDENTIAL TREATMENT
Re: Levcor International, Inc.                           REQUESTED (LEVC - 0001)
August 30, 2005
Page 3


         discussion to fully explain the reasons for significant changes. In this regard we note that the significant fluctuations in working capital items are not analyzed to permit a reader to understand the extent to which changes are the result of growth of the business versus changes in timing of working capital turnover, for example, changes in inventory days outstanding, days payables outstanding, days sales outstanding, etc. Please explain in more detail what the underlying reasons are for period-to-period fluctuations as well as the expected effects of known trends, uncertainties and events on future cash flow.

         The Company will provide enhanced disclosure in future filings to explain the reasons for significant changes in cash flow and working capital, to provide analysis of the reasons underlying period to period fluctuations and to describe the expected effects of known trends, uncertainties and events on future cash flow.

Contractual Obligations, page 17
--------------------------------

5. In future filings please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. In addition, please include the redemption amount and planned dividend payments on mandatorily redeemable preferred stock within the table. See Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 19, 2003 available at www.sec.gov and Item 303(a)(5) of Regulation S-K.

         The Company will provide this disclosure in future filings.

Consolidated Financial Statements
---------------------------------

Consolidated Statements of Cash Flows, page 28
----------------------------------------------

6. Please revise your future filings to separately present borrowing and repayments under your long-term debt. Moreover, please note that netting of cash flows related to your revolving loan is only permitted if the borrowings have underlying maturities of three months or less. Please either confirm that this is the case, or revise accordingly. See paragraph 13 of SFAS 95, as amended by SFAS 104.

         The borrowings at issue do not have underlying maturities of three months or less. The Company will revise its future disclosure to separately present such borrowings and repayments, and will not net cash flows relating to the revolving loan.

Securities and Exchange Commission                       CONFIDENTIAL TREATMENT
Re: Levcor International, Inc.                           REQUESTED (LEVC - 0001)
August 30, 2005
Page 4


Notes to Consolidated Financial Statements
------------------------------------------

Note 10 - Short Term and Long Term Debt, page 37
------------------------------------------------

7. In future filings, please disclose for each of the five years following the latest balance sheet date the aggregate amount of maturities for all long-term borrowings. Refer to paragraph 10.b. of SFAS 47.

         The Company will provide this disclosure in tabular form in future filings.

Note 11 - Pension and Other Post-Retirement Plans, page 38
----------------------------------------------------------

8. Please help us understand how the pension liability line item on your balance sheet reconciles to the disclosures with respect to your pension plan included in note 11.

         The balance sheet line item for pension liabilities includes two amounts in addition to the defined benefit plan obligation which is described in note 11. One item in the amount of $1.1 million is a 1996 settlement obligation related to the termination of our participation in a union pension plan, which obligation is amortizing over a twenty year payment period through 2016. The second item in the amount of $359,000 is a deferred compensation liability payable to a former owner of a business acquired.

         In the future, we will add a paragraph to the pension footnote to include a description of these items.

Form 10-Q for Fiscal Quarter Ended March 31, 2005
-------------------------------------------------

Notes to Consolidated Financial Statements
------------------------------------------

Note 2 - Summary of Significant Accounting Policies, page 4
-----------------------------------------------------------

9. Please help us understand why you expect EITF 04-8 to have an impact on your financial statements in future periods of profitability, as we are not aware, based on your current disclosures, that you have any instruments outstanding that are contingently convertible into common stock.

         The reference in Note 2 reflected a typographical error. The Company does not believe EITF 04-8 will have such impact, and in future filings the corrected disclosure will state that the Company does not expect EITF 04-8 to have an impact on our financial statements in future periods of profitability.

Securities and Exchange Commission                       CONFIDENTIAL TREATMENT
Re: Levcor International, Inc.                           REQUESTED (LEVC - 0001)
August 30, 2005
Page 5


         In connection with the Company's responses to your comments, the Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                  [Remainder Of Page Intentionally Left Blank.]

Securities and Exchange Commission                       CONFIDENTIAL TREATMENT
Re: Levcor International, Inc.                           REQUESTED (LEVC - 0001)
August 30, 2005
Page 6


         If you have any questions or comments on the enclosed, please call me at (201) 935-6220 or our counsel, Eric M. Lerner, Esq., at (212) 940-7157.


Very truly yours,

/s/ EDWARD F. COOKE
---------------------------
Edward F. Cooke
Chief Financial Officer,
Vice President, Secretary,
Treasurer and Director